IMPERIAL METALS CORPORATION

#82-34714

January 13, 2004

04012377

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news release.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

dlw 1/23

#82-34714

IMPERIAL METALS CORPORAT

NEWS RELEASE

Recent Drilling Expands the Northeast Zone and the Springer Zone at Mount Polley

Vancouver (January 13, 2004) - Imperial Metals Corporation (III-TSX) reports recent drilling has extended the high grade Northeast Zone to a length of 325 metres and a depth of 200 metres. The zone remains open for expansion.

Three of five diamond drill holes, completed in the final round of drilling in 2003, intersected significant intervals of high grade copper, gold and silver mineralization. The best of these was hole WB03 21 which intersected 208 metres grading 1.18% copper, 0.45 g/t gold and 9.05 ppm silver including 111 metres grading 1.78% copper, 0.79 g/t gold and 15.34 ppm silver.

Holes WB03 18 and WB03 20 intersected weakly mineralized alteration typical of the west fringe of the high-grade Northeast Zone.

The intervals from the recently completed drilling are provided in the following table. A drill and trench plan will be available on the Company's website: *www.imperialmetals.com.*

Northeast Zone Drill Hole #	Total Length (m)	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
WB03 17	159.1	39.6	-	74.2	34.6	1.18	0.09	10.91
WB03 18	130.2				*--- no significant interval ---*			
WB03 19	325.2	145.3	-	265.0	119.7	1.02	0.20	9.61
including		147.5	-	195.0	47.5	1.73	0.45	20.32
WB03 20	181.1				*--- no significant interval ---*			
WB03 21	306.9	26.5	-	235.0	208.5	1.18	0.45	9.05
including		26.5	-	137.5	111.0	1.78	0.79	15.34

Also, four shallow rotary holes were drilled to supply water for the diamond drilling program. Hole WW03 04 drilled about 200 metres south of WB03 21, returned some elevated copper values from chips including an interval of 3 metres from 29 to 32 metres that graded 1.5% copper and 0.61 g/t gold.

Springer Zone
The fourth hole, SD-03-04, completed in the Springer Zone returned 0.28% copper and 0.24 g/t gold over 542 metres, including 112.5 metres grading 0.47% copper and 0.29 g/t gold. This hole was drilled at a 45 degree angle from west to east. Four holes have now been completed in the Springer Zone confirming the presence of a significant body of copper-gold mineralization beneath the design limits of the unmined Springer pit.

Springer Zone Drill Hole #	Total Length (m)	Metre Interval			Interval Length	Copper %	Gold g/t
SD-03-01	481.3	3.7	-	470.0	466.3	0.49	0.36
SD-03-02	675.1	160.0	-	647.5	487.5	0.31	0.26
SD-03-03	675.1	150.2	-	665.0	514.8	0.25	0.36
SD-03-04	769.3	82.5	-	625.0	542.5	0.28	0.24
including		217.5	-	330.0	112.5	0.47	0.29

/2

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

Three drill rigs are now on the Mount Polley property to further expand and define the Northeast Zone and continue to test the depth extent of higher grade copper-gold mineralization in the Springer and Bell deposits.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com


592700E
592800E
592900E
593000E
5825600N
5825500N
5825400N
5825300N
5825200N
5825100N
N
TR-15
Well 3
WB03 13 (-60)
TR-3
WB03 03 (-60)
WB03 04 (-60)
TR-2
TR-4
TR-1
TR-5
WB03 01 (-90)
WB03 02 (-60)
WB03 05 (-60)
WB03 08 (-60)
TR-6
TR-7
TR-4A
TR-11
WB03 12
(-50)
TR-12
WB03 06 (-60)
WB03 10
(-60)
WB03 07
(-60)
WB03 09
(-50)
WB03 11
(-60)
WB03 14
(-60)
Well 1
WB03 16
(-60)
WB03 15
(-60)
TR-13
TR-8
TR-9
WB03 21 (-60)
WB03 17 (-60)
TR-10
WB03 19 (-60)
WB03 18 (-60)
WB03 20 (-60)
LEGEND
Well 2
Diamond drill hole
Water well
Well 4
METRES
0 20 40 60 80 100

IMPERIAL METALS CORPORATION

MOUNT POLLEY PROPERTY

NORTHEAST ZONE

2003 DRILLING

January 13, 2004


SD-03-01
SD-03-02
SD-03-04
3.7 - 470.0 m
0.49% Cu, 0.36 g/t Au
466.3 m
82.5 - 625.0 m
0.28% Cu, 0.24 g/t Au
542.5 m
160.0 - 647.5 m
0.31% Cu, 0.26 g/t Au
487.5 m
202.5 - 470.0 m
0.61% Cu, 0.49 g/t Au
267.5 m
Legend
Topographic Surface
Current Pit Design
Previous Drillhole
2003 Drillhole with interval
Scale
0 50 100
Metres
IMPERIAL METALS CORPORATION
MOUNT POLLEY PROPERTY
SPRINGER ZONE
DRILL SECTION - 3250N
Looking North
January 13, 2004